INVESTMENT ADVISORY AGREEMENT

THIS INVESTMENT ADVISORY AGREEMENT, dated April 1, 2006, made and entered into by and between Z-Seven Fund, Inc., a Maryland corporation (hereinafter called the "Investment Company") and TOP Fund Management, Inc., a New York Corporation (hereinafter called the "Adviser").

WITNESSETH:

The parties agree as follows:

      1.

INVESTMENT SERVICES.

(a)

Portfolio Management.  The Adviser agrees to perform the following services (the “Services”) for the Investment Company, subject to the control of the Board of Directors:

(1)

manage the investment and reinvestment of the assets of the Investment Company;

(2)

continuously review, supervise, and administer the investment program of the Investment Company;

(3)

determine, in its discretion, the securities and other financial instruments to be purchased, retained or sold (and implement those decisions) with respect to the Investment Company;

(4)

provide the Investment Company with records concerning the Advisor’s activities under this Agreement which the Investment Company are required to maintain; and

(5)

render regular reports to the Investment Company’s directors and officers concerning the Advisor’s discharge of the foregoing responsibilities.

The Adviser shall discharge the foregoing responsibilities subject to the control of the directors and officers of the Investment Company and in compliance with (i) such policies as the directors may from time to time establish; (ii) the Investment Company’s objectives, policies, and limitations as set forth in its prospectus and statement of additional information, as the same may be amended from time to time; and (iii) with all applicable laws and regulations.

(b)

The Adviser is authorized to select the brokers, dealers or futures commissions merchants that will execute the purchases and sales of portfolio securities and other financial instruments for the Investment Company, subject to the oversight of the Board of Directors.  With respect to brokerage selection, the Adviser shall seek to obtain the best overall execution for fund transactions, which is a combination of price, quality of execution and other factors.  The Adviser may, in its discretion, execute fund transactions through brokers, dealers or futures commissions merchants who provide the Adviser with brokerage, research, analysis, advice and similar services, and the Advisor may pay to these persons, in return for such services, a higher commission or spread than may be charged by other brokers, dealers or futures commissions merchants, provided that the Adviser determines in good faith that such commission is reasonable in terms either of that particular transaction or of the overall responsibility of the Adviser to the Investment Company and its other clients and that the total commission paid by the Investment Company will be reasonable in relation to the benefits to the Investment Company and its other clients over the long-term.  The Adviser will promptly communicate to the officers and the directors of the Investment Company such information relating to portfolio transactions as they may reasonably request.

      2.   ADDITIONAL SERVICES.  The Adviser agrees that any person that is an officer, director or employee of the Adviser shall, at the request of the Board of Directors, serve as an officer or director of the Investment Company without additional compensation for services in such position; provided that nothing herein shall prevent any employee of the Adviser from also serving as an employee of the Investment Company and receiving compensation therefor or the Investment Company paying compensation to an Adviser employee for services to the Investment Company as permitted under Section 3 of this Agreement.

      3. EXPENSES OF THE INVESTMENT COMPANY. The Investment Company shall pay all its expenses not assumed by the Adviser as provided herein. Such expenses shall include, but shall not be limited to, administrator, transfer agent, distributor, custodian, depository, registrar, stock transfer and dividend disbursing fees and expenses; costs of the designing, printing and mailing of reports, proxy statements, notices, prospectuses and any other documents to its shareholders; expenses and fees of listing the Investment Company's securities on an exchange; interest; taxes; expenses of the issuance or sale of shares of the Investment Company (including registration and qualification expenses, and the cost of stock certificates); legal and auditing expenses; telephone and telegraph expenses; the expenses of office space, equipment and supplies; fees under this Agreement; compensation and reimbursement of expenses paid to the Investment Company’s independent directors; compensation of officers and employees; association dues; costs of stationery and forms prepared exclusively for the Investment Company; payments to the Adviser under this Agreement; and costs of data transmissions. In the event that any employee of the Investment Company performs services for the Adviser, there shall be charged to the Adviser a pro rata share of the costs (allocated on the basis of working hours devoted to the Adviser's affairs) associated with the employment of such employee incurred by the Investment Company including, without limitation, salary expense, social security and other employee taxes and health insurance and other fringe benefits.

      4. COMPENSATION OF THE ADVISER. The Investment Company shall pay to the Adviser on or before the tenth (10th) day following the end of each calendar quarter, as compensation for the services rendered by the Adviser under this Agreement during such calendar quarter, a base advisory fee (hereinafter called the "Base Advisory Fee") in an amount equal to .3125% of the average daily net asset value of the Investment Company during such calendar quarter, determined on the last day of such calendar quarter; provided, however, that the Base Advisory Fee for the period from the effective date hereof to the last day of the calendar quarter in which such effective date occurs shall be prorated according to the proportion which such period bears to the full calendar quarter, and provided, further, that upon any termination of this Agreement on a day other than the last day of a calendar quarter, the Base Advisory Fee for the period from the beginning of the calendar quarter in which termination occurs to the date of termination shall be prorated according to the proportion which such period bears to the full calendar quarter.

      In addition to the Base Advisory Fee, the Investment Company shall pay to the Adviser a bonus or the Adviser shall pay to the Investment Company a penalty, in each case on a quarterly basis, depending upon the performance relative to the Standard & Poor's Index of 500 Composite Stocks (hereinafter called the "Index"). The quarterly bonus or penalty, if any, shall be calculated and paid as follows:

      (a) The net asset value of the Investment Company at the beginning of the fourth full calendar quarter preceding the date of determination (the "Beginning NAV") shall be subtracted from the sum of the net asset value of the Investment Company at the end of the calendar quarter immediately preceding the date of determination plus the value of any distributions made by the Investment Company to its shareholders during any of the four calendar quarters that are the subject of the determination. The difference shall be divided by the Beginning NAV and the quotient shall be expressed as a percentage (hereinafter called the "Net Asset Value Percentage Change").

       (b) The level of the Index at the beginning of the fourth full calendar quarter preceding the date of determination (the "Beginning Index") shall be subtracted from the level of the Index at the end of the calendar quarter immediately preceding the date of determination. Adjustments for each distributions, if any, paid on the stocks included in the Index shall be made in the same manner as provided in subparagraph (a) for adjusting net asset value of the Investment Company. The difference shall be divided by the Beginning Index and the quotient shall be expressed as a percentage (hereinafter called the "Index Percentage Change").

      (c) The Index Percentage Change shall then be subtracted from the Net Asset Value Percentage Change, and the difference is hereinafter called the "Performance Differential". It is understood that at any time the Net Asset Value Percentage Change, the Index Percentage Change and the Performance Differential, or any of them, could be a negative figure. To the extent that the Performance Differential, whether positive or negative, exceeds nine and nine-tenths (9.9) percentage points, there shall be payable, subject to the second provision of subparagraph (e) below, a bonus or penalty, depending on whether the performance was positive or negative, equal to the product of (x) the average daily net asset of the Investment Company for the four calendar quarters that are utilized in the determination times (y) 25% of the annual bonus/penalty rate computed in accordance with the following table:

Performance Differential (between the Fund and the S&P 500)	Performance Bonus or Penalty (Annual Percentage Rate Applied to Average Daily Net Assets)
10 to 14.9 percentage points	0.30%
15 to 19.9 percentage points	0.45%
20 to 24.9 percentage points	0.60%
25 to 29.9 percentage points	0.75%
30 to 34.9 percentage points	0.90%
35 to 39.9 percentage points	1.05%
40 to 44.9 percentage points	1.20%
45 to 49.9 percentage points	1.35%
50 to 54.9 percentage points	1.50%
55 to 59.9 percentage points	1.65%
60 to 64.9 percentage points	1.80%
65 to 69.9 percentage points	1.95%
70 to 74.9 percentage points	2.10%
75 to 79.9 percentage points	2.25%
80 to 84.9 percentage points	2.40%
85 to 89.9 percentage points	2.55%
90 to 94.9 percentage points	2.70%
95 to 99.9 percentage points	2.85%
100 percentage points or more	3.00%

       (d) The bonus or penalty payable in respect of any calendar quarter shall not exceed 0.75% of the average daily net asset value of the Investment Company for the four calendar quarters that are utilized in the determination of the bonus or penalty.

       (e) Notwithstanding the provisions of Section 4(c) above, the formula to be applied for the Performance Bonus or Penalty under Section 4(c) above on each of the first four dates of determination after commencement of this Agreement shall be the following:

Performance Differential (between the Fund and the S&P 500)	Performance Bonus or Penalty (Annual Percentage Rate Applied to Average Daily Net Assets)
10 to 14.9 percentage points	1.0%
15 to 19.9 percentage points	1.5%
20 to 24.9 percentage points	2.0%
25 to 29.9 percentage points	2.5%
30 to 34.9 percentage points	3.0%
35 to 39.9 percentage points	3.5%
40 to 44.9 percentage points	4.0%
45 to 49.9 percentage points	4.5%
50 to 54.9 percentage points	5.0%
55 to 59.9 percentage points	5.5%
60 to 64.9 percentage points	6.0%
65 to 69.9 percentage points	6.5%
70 to 74.9 percentage points	7.0%
75 to 79.9 percentage points	7.5%
80 to 84.9 percentage points	8.0%
85 to 89.9 percentage points	8.5%
90 to 94.9 percentage points	9.0%
95 to 99.9 percentage points	9.5%
100 percentage points or more	10.0%

Accordingly, if this Agreement commences on April 1, 2006, then the formula set forth in this Section 4(e) shall be applied on April 1, 2006; July 1, 2006; October 1, 2006; and January 1, 2007; and the formula set forth in Section 4(c) shall apply on the first day of each calendar quarter beginning April 1, 2007.  Further, notwithstanding the provisions of Section 4(d) of this Agreement, the bonus or penalty payable in respect of any calendar quarter calculated on April 1, 2006; July 1, 2006; October 1, 2006; or January 1, 2007, shall not exceed 2.5% of the average daily net asset value of the Investment Company for the four calendar quarters that are utilized in the determination of the bonus or penalty.

      (f) The bonus or penalty earned or payable by the Adviser shall be determined and paid within 10 days following the close of each calendar quarter.  Any such payment made within ten days after the close of a calendar quarter shall be considered for all purposes hereunder as having been paid within said calendar quarter but no such payment, whether to or by the Adviser, shall be deemed to increase or decrease Net Asset Value for purposes of computing the Base Advisory Fee or the bonus or penalty payment for such period.

      (g) If this agreement terminates on a date other than at the end of a calendar quarter, or if there is any other short fiscal period resulting from a change of the Investment Company's fiscal year or otherwise, the incentive adjustment for such period shall be computed as follows: (1) the effective date or other commencement of the short fiscal period shall be deemed the beginning of a calendar quarter, and the termination date or other end of a short fiscal period shall be deemed the end of a calendar quarter; (2) in determining the annual rate of the bonus or penalty applicable to any Performance Differential for any four calendar quarters including such short fiscal period, each of the percentage figures set forth in the column labeled "Performance Differential" in the table included as part of subparagraph (c) shall be changed to the fraction of such percentage point which 270 plus the number of days in such short fiscal period bears to 360; and (3) the maximum limitation of 2.5% which the number of days in such short fiscal period bears to 90.

      (h) Payments described herein shall be accompanied by a report of the Investment Company prepared either by the Investment Company or by a reputable firm of independent accountants which shall show the amount properly payable to the Adviser under this agreement and the detail or computation thereof. If the Adviser does not dispute such report within 30 days from the receipt thereof, it shall be deemed binding and conclusive on the parties hereto.

      5. ADVISER'S RESPONSIBILITY. The Adviser assumes no responsibility other than to render the services called for hereunder and to make the penalty payments, if any, prescribed in paragraph 5 above. The Adviser shall have no liability to the Investment Company, or to its shareholders or creditors, for any error in judgment, mistake of law, or for any loss arising out of any investment, or for any other act of omission in the performance of its obligations to the Investment Company, except for liability to which it would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties and obligations hereunder.

      6. NO LIMITATIONS ON OTHER EMPLOYMENT. Nothing in this Agreement shall limit or restrict the right of any director, officer or employee of the Adviser who may also be a director, officer or employee of the Investment Company to engage in any other business, whether of a similar nature or a dissimilar nature, however, the Adviser shall not act as an investment Adviser to anyone but the Investment Company.

      7. COVENANTS OF THE ADVISER. (a) KEY MAN INSURANCE. The Adviser shall at its expense cause to be maintained Key Man Insurance covering Barry Ziskin in an amount not less than $2 million (and, to the extent any such insurance consists of a whole life or similar type policy, not make any borrowings in connection therewith which would cause the benefits payable thereunder to be less than $2 million). The Adviser shall further cause the Investment Company to be duly designated, by means in form and substance satisfactory to the Investment Company, a beneficiary on policies of Key Man Insurance covering Barry Ziskin owned by the Adviser. Upon request of the Investment Company, the Adviser shall furnish the Investment Company, with copies of all such insurance policies and such other evidence as to compliance with the foregoing, and as the Investment Company may reasonably request.

      (b) DIVIDEND RESTRICTION. The Adviser covenants and agrees that, so long as this Agreement is in effect, the Adviser, unless the Adviser receives written consent of the Investment Company allowing actions or omissions to the contrary, will not pay or decree any dividend on its stock or make any other distribution on account of its stock or redeem, purchase or otherwise acquire, directly or indirectly, any share of its stock, or otherwise make any distribution or other disposition of any of its assets whether in the ordinary course of business or otherwise, if after and giving effect to such action the sum of the tangible net worth (being the excess of total assets over total liabilities, excluding from total assets all assets classified as intangible assets under generally accepted accounting principles) of the Adviser plus the tangible net worth of Ziskin Asset Management, Inc., which has guaranteed the obligations of the Adviser hereunder, would be less than the greater of (i) $1,500,000 or (ii) 10% of the net assets of the Investment Company as of the last day of the most recently ended fiscal quarter of the Investment Company but not more than $2,700,000.

      8. TERM AND TERMINATION. This Agreement shall commence on the first day of the first full calendar quarter following the approval of this Agreement by a majority (within the meaning of the Investment Company Act of 1940) of the outstanding voting shares of the Investment Company.  Subject to the next sentence of this paragraph, this Agreement shall be in effect for an initial period of two (2) years from the date of commencement, and shall continue in effect from year to year thereafter, but only so long as such continuance shall be specifically approved at least annually by the Board of Directors of the Investment Company, including a majority of the directors who are not parties to this Agreement or interested persons (within the meaning of the Investment Company Act of 1940) of the Adviser or of the Investment Company, cast in person at a meeting called for the purpose of voting on such approval, or by vote of a majority (within the meaning of the Investment Company Act of 1940) of the outstanding voting shares of the Investment Company. Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time, without payment of any penalty, by the Board of Directors of the Investment Company or by vote of a majority (within the meaning of the Investment Company Act of 1940) of the outstanding voting shares of the Investment Company, on sixty (60) days' written notice to the Adviser.

      9. NON-ASSIGNABILITY. This agreement shall not be assignable by either party hereto, and in the event of assignment (within the meaning of the Investment Company Act of 1940) by the Adviser, this agreement shall automatically be terminated forthwith.

      10.

SEVERABILITY.  If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

      11. APPROVAL OF THIS AGREEMENT AND AMENDMENTS. This Agreement and any amendments made hereto shall be approved by vote of the holders of a majority of the outstanding shares of the Investment Company. Thereafter; no amendment to this Agreement shall become effective until approved by vote of the holders of a majority of the outstanding shares of the Investment Company.

       12. NOTICES. Any notices required hereunder shall be in writing and shall be deemed given when delivered in person or when sent by first-class registered or certified mail to the parties at the following address or at such addresses as either party may from time to time specify by notice to the other:

                            If to the Investment Company at:

Z-Seven Fund, Inc.

1819 S. Dobson Road

Suite #109

Mesa, AZ  85202

                            If to the Adviser at:

TOP Fund Management, Inc.

1819 S. Dobson Road

Suite #109

Mesa, AZ  85202

       13. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the law of the State of New York.

      IN WITNESS WHEREOF the parties hereto have executed these presents on the date first above mentioned.

                           Z-SEVEN FUND, INC.

                          By   -----------------------------------------

                           TOP FUND MANAGEMENT, INC.

                          By   -----------------------------------------

     President